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                                                                                                       August 17, 2010

VIA EDGAR AND UNITED STATES MAIL

Mr. Kevin L. Vaughn Accounting Branch Chief United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:       Xilinx, Inc.
Form 10-K for the Fiscal Year Ended April 3, 2010
Filed June 1, 2010
File No. 000-18548

Dear Mr. Vaughn:

On behalf of our client, Xilinx, Inc. (the “Company”), we hereby submit the Company’s response to the Staff’s comment letter dated July 29, 2010.  The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

The Company acknowledges the following in regards to its filings:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn
August 17, 2010

Definitive Proxy Statement on Schedule 14A filed June 1, 2010

Compensation Discussion and Analysis

Equity Grant Procedures, page 38

1.
We note your disclosure under the heading "Equity Grant Procedures and Guidelines" on page 38 of your definitive proxy statement that you have incorporated by reference.  We note minimal, if any, discussion and analysis as to how the annual equity grants were determined.  Your future filings should include substantive analysis and insight into how your Compensation Committee made its equity grant determinations with respect to each named executive officer.  Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please tell us how such future disclosure will appear. For example, please tell us and discuss and analyze in future filings how the Compensation Committee determined the actual number of common shares or shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Xilinx Response:

The Company respectfully acknowledges the Staff’s comment.  The Company respectfully submits that in its prior disclosure, the Company indicated various factors that it considers in determining the value of the equity awards it grants to named executive officers, including the Company’s goals of maintaining market competitiveness, recognizing executive performance and encouraging executive retention.  As discussed under the heading “Long-Term Equity Incentive Program” on page 33 of its fiscal 2010 Definitive Proxy Statement, the Company targeted the value of its equity awards to be in the median of its peer group companies.  The Company respectfully submits that, consistent with this target, the value of equity awards granted to its named executive officers, other than its Chief Executive Officer, in fiscal 2010, as disclosed in its fiscal 2010 Definitive Proxy Statement, were in the median of the peer group companies listed in the Company’s Definitive Proxy Statement.  With respect to the grant of stock options to Chief Executive Officer Moshe Gavrielov, the Compensation Committee determined to grant to him a number of shares that the Compensation Committee concluded was reasonable and appropriate to reward Mr. Gavrielov for his performance and contributions in fiscal 2010 and taking into account his past awards, without regard to the value of such grant relative to the peer company median.  The result of Compensation Committee’s determination was a share number having a value below the median value of awards granted to chief executive officers in the Company’s peer group.

Mr. Kevin L. Vaughn
August 17, 2010

The Company respectfully submits that in its future proxy disclosures, it will include substantive analysis of how actual equity grant levels to named executive officers were determined.  To this end, to the extent it continues to target the value of its equity awards to peer group companies, the Company will include in its future proxy disclosures the extent to which the value of actual equity awards to named executive officers fell within the targeted percentile of peer group companies for the applicable fiscal year and, to the extent grants made to named executive officers are in amounts outside the targeted percentile, the Company will disclose the bases for such deviations.

Compensation Risk Analysis, page 39

2.
We note your disclosure under the heading "Compensation Risk Analysis" on page 39 of your definitive proxy statement that you have incorporated by reference to your Form 10-K. Although you have disclosed the Compensation Committee's belief with respect to the mix and design of the Company's compensation programs, it does not appear that, your disclosure covers all aspects of Item 402(s) of Regulation S-K, including whether "your compensation policies and practices for your employees are reasonably likely to have a material adverse effect" on you.  Please advise us of the basis for your conclusion that such disclosure in response to Item 402(s) of Regulation S-K is not necessary and describe the process you undertook to reach that conclusion.

Xilinx Response:

The Company respectfully acknowledges the Staff’s comment, and respectfully submits that it engaged in a risk assessment of its compensation policies and practices, described below, following which the Company concluded that its policies and practices were not reasonably likely to have a material adverse effect on the Company.  Specifically, this risk assessment was conducted in March and April of 2010 by a team of management representatives from a cross-section of Company functional areas, including the finance, human resources, legal and internal audit departments.  These representatives evaluated each element of the Company’s compensation programs, including base salary, all forms of cash incentive pay and equity compensation as well as the material features of each such program.

Following its evaluation, the team presented its findings and conclusions to the Compensation Committee at a meeting held in late April 2010, which findings included a description of several processes for managing and controlling risk that are in place at the Company, several of which were described on

Mr. Kevin L. Vaughn
August 17, 2010

page 39 of the Company’s Definitive Proxy Statement.  Finally, as noted above, the team further presented to the Compensation Committee its conclusion that based on its review and analysis, the Company’s compensation policies were not reasonably likely to have a material adverse effect on the Company.  Based on the analysis and findings presented, the Compensation Committee agreed with the management team’s conclusion that the Company’s compensation policies were not reasonably likely to have a material adverse effect on the Company.

We appreciate the time that you have taken to review the Company’s public filings.  Please contact me at (650) 470-4650 if you have any questions.

Sincerely,

/s/ Joseph M. Yaffe

Joseph M. Yaffe
of SKADDEN, ARPS, SLATE,
MEAGHER & FLOM LLP

cc:           Jon A. Olson, Xilinx, Inc.